# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Focus Impact BH3 Acquisition Co, CIK 0001851612
CUSIP: 22677T102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 33rd Floor, New York, New York (NY), 10105
Date of event which requires filing of this statement: 06/06/2025
Amends the filing with accession number 0001140361-23-053037
Filed by CIK 0001995759
Persons authorized to receive notices and communications: Carl Stanton, 1345 Avenue of the Americas, 33rd Floor, New York, New York (NY), 10105, (212) 203-0243

## Reporting persons
- Focus Impact BHAC Sponsor, LLC (CIK 0001995759): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Focus Impact BH3 Acquisition Co
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 33rd Floor, New York, New York (NY), 10105
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D, originally filed with the Securities and Exchange Commission on November 14, 2023. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in row (11) and (13) of the cover page of this Amendment No. 1 is incorporated by reference into this Item 5.

As of the date hereof, the Reporting Person does not directly or indirectly hold any shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in row (7) and (10) of the cover page of this Amendment No. 1 is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Not Applicable.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: After giving effect to closing on June 6, 2025, of the transactions pursuant or contemplated by the Business Combination Agreement dated March 11, 2024, and as amended from time to time (the "Business Combination Agreement"), by and among the Issuer and certain other parties thereto, the Reporting Person ceased to beneficially own 5% of a class of registered equity securities of the Issuer.

## Signatures
- Focus Impact BHAC Sponsor, LLC: /s/ Wray Thorn, Wray Thorn/Authorized Signatory (06/10/2025)